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Exhibit (a)(1)(E)
[CEO Letter Page]

[links to Home, CEO Letter, Offer to Exchange Document, Election Form, Q&A and Email sections of the website]


                                 [Terayon logo]

Dear Terayon employees and directors:

I am excited to inform you that we have launched a Stock Option Exchange Program, which is also called the Offer, where we will be offering our employees and members of our Board of Directors the opportunity to exchange stock option grants with an exercise price equal to or greater than $9.00 per share ("Eligible Options") with a grant of Common Stock in the form of a Stock Bonus.

We are making this Offer to motivate our employees and mitigate the dilutive effect that our outstanding stock options may have on our financial results. We look to accomplish this by decreasing the number of stock options that we currently have outstanding under our stock option plans. As a result of the acquisitions we made in 1999 and 2000 and the decline of the price of our Common Stock in late 2000 and early 2001, we made a significant number of stock option grants to new and existing employees in order to retain our employees and provide them with incentive and the opportunity to participate in the increase in the value of our Common Stock. These grants, when added to the higher priced stock options already outstanding under our stock option plans, have diluted our Common Stock. We are using our Stock Option Exchange Program to attempt to decrease the number of outstanding stock options and the corresponding dilution to our Common Stock by offering to exchange Eligible Options for shares of Common Stock that will be granted to you as a Stock Bonus.

This letter provides you with an overview of the Offer, how to participate in the Offer, important considerations and key dates. More details, including Questions and Answers, can be found on this website.

Participation in the Offer is a personal decision and solely up to you.

The number of shares of Common Stock that you will receive as your Stock Bonus will depend on the exercise price of the Eligible Options you elect to offer to exchange, the number of unexercised option shares underlying those Eligible Options and the price of our Common Stock on the last ten consecutive trading days prior to the expiration of the Offer.

The Stock Bonus will be granted on December 6, 2001, unless we extend the Offer. The shares of Common Stock underlying the Stock Bonus will be 100% vested on the date of grant and there will be no exercise or purchase price as the Stock Bonus is an outright


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grant of stock. Subject to our trading window restrictions, you will be able to sell the Stock Bonus as soon as it is awarded. Since the Stock Bonus is a grant of stock, you will recognize ordinary income (subject to income and employment tax withholding) equal to the fair market value of the Common Stock underlying the Stock Bonus on the date of grant.

In order to be eligible to participate in the Offer, you must have Eligible Options and be employed by us or be a member of our Board of Directors on the expiration date of the Offer. The expiration date of the Offer is scheduled for December 5, 2001, unless we extend the Offer. If your employment or membership on our Board of Directors terminates before the expiration date of the Offer and you have offered to exchange Eligible Options, your offer will be automatically rejected.

If you exchange Eligible Options, you will receive a Stock Bonus consisting of shares of our Common Stock on December 6, 2001, unless we extend the Offer. You will receive the shares of Common Stock in your Salomon Smith Barney ACCESS account within seven days of the grant date.

Once again, participation in the Stock Option Exchange Program is a personal decision. We expect that, for some of you, given the exercise prices of the Eligible Options and our current stock price, you may find that it makes economic sense for you to participate in the Offer.

We will pay you in the form of a Stock Bonus a certain amount for each of the unexercised option shares underlying your Eligible Options. We will pay $0.50 per share for option shares underlying Eligible Options with an exercise price per share of $9.00 to $25.00; $0.25 per share for option shares with an exercise price per share of $25.01 to $35.00; $0.10 per share for option shares with an exercise price per share of $35.01 to $50.00; and $0.05 per share for option shares with an exercise price per share of $50.01 and above. Additionally, if you elect to exchange any of your Eligible Options and have received a stock option grant since May 1, 2001, you will have to exchange that option grant as well. We will pay you $0.50 per share for option shares with an exercise price per share of less than $9.00 that have been granted since May 1, 2001.

To participate in the Offer, you must complete and submit the Election Form no later than 9:00 p.m., Pacific Standard Time, on the expiration date of the Offer. The expiration date is December 5, 2001, unless we extend the Offer. The Election Form is found on this website.

Here is an example to illustrate how the Stock Option Exchange Program works.

Employee received an option for 10,000 shares at $100 per share when he was hired on March 22, 2000. He hasn't exercised any of his option. Employee elects to exchange the Eligible Option and completes and submits the Election Form.


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To calculate the number of shares of Common Stock that Employee will receive as a Stock Bonus, we multiply 10,000 by $0.05, which is the per share price we are paying for option shares with an exercise price of $100. We will then divide the $500 by $10, which we will assume is the average stock price of our Common Stock during the last ten consecutive trading days prior to the expiration of the Offer, to determine the number of shares that Employee will receive as his Stock Bonus. Employee will receive 50 shares of Common Stock as his Stock Bonus. On the Stock Bonus grant date, Employee will realize ordinary taxable income equal to 50 (the number of shares he receives as a Stock Bonus) multiplied by the closing market value of our Common Stock on the date of grant, which value, in all likelihood, will differ from the average price used to calculate the number of shares of Common Stock underlying the Stock Bonus. Employee will be subject to income and employment tax withholding on the date of grant of the Stock Bonus.

The prices used in this example are completely hypothetical and for illustration purposes only.

If you exchange your Eligible Options and receive a Stock Bonus, you will not recognize any income solely as a result of the exchange and cancellation of your Eligible Options. However, you will have to recognize income equal to the fair market value of the Common Stock underlying the Stock Bonus on the date of grant, and this amount will be subject to income and employment tax withholdings. You will have the option of paying these taxes using one or more of the following methods -- you can have these taxes deducted from your paychecks remaining after the grant date in 2001, you can personally pay these taxes in cash using a personal check made out to Terayon Communication Systems, Inc. or you can pay these taxes using a portion of the shares of Common Stock underlying your Stock Bonus. If you use a portion of your Stock Bonus to pay these taxes, the number of shares of Common Stock withheld from the Stock Bonus will be calculated using the same price per share used to calculate the income to you as a result of the Stock Bonus.

You should consult with your tax advisor to discuss the specifics of your situation and the implications of receiving a Stock Bonus before making your decision.

If you elect to participate in the Offer, we cannot grant you any new stock options for at least six months and one day following the expiration date of the Offer, and you must tender any options that you have received since May 1, 2001, even if those stock options have an exercise price less than $9.00 per share. The effect of this is that we cannot grant new options for a period of at least six months and one day before the first date of the Offer and after the expiration date of the Offer because of the rules established by the Financial Accounting Standards Board governing how we prepare our financial statements. A violation of these rules will result in a charge against earnings over the life of any such stock options granted within the six month and one day period before the first day of the Offer and after the expiration date of the Offer. If we were to have to take such a charge, it could have a significant impact on our financial results, especially if the price of our Common Stock increases.


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In making your decision whether or not to participate in the Offer, please keep in mind that we have no plans on granting new stock options to existing employees until at least July 1, 2002. Therefore, if you elect to participate in the Offer, you will not be penalized by being precluded from receiving new stock option grants, because, other than new hire stock option grants to new employees, we do not intend to grant any additional stock option grants to current employees until at least July 1, 2002.

To make your decision, you need to review your stock option grants. Details about your stock option grants, including the exercise price of your grants and their unique grant numbers, can be found by accessing the "View Your Options Account" screen of your Salomon Smith Barney ACCESS account.

We have established this website for the Offer. It is located at www.terayon.com/login.html. You are reading this letter from that site. The website contains the formal documents offering the Stock Option Exchange Program, a welcome page offering information on the Offer, a link to commonly asked questions and related answers, the Election Form and a page where you can submit questions related to the Offer.

To participate in the Offer, you must complete and submit the Election Form by 9:00 p.m., Pacific Standard Time, on December 5, 2001, unless we decide to extend the Offer. We will notify you if we decide to extend the Offer or make any changes to any of the terms and conditions of the Offer. If you do not want to participate in the Offer, then there is no need to file an Election Form.

If you want to change your election, you may do so as many times as you want up to the 9:00 p.m. deadline on December 5, 2001 by submitting an Election Form. The last Election Form you submit will govern whether you have accepted the Offer and tendered Eligible Options for exchange or rejected the Offer and revoked any Eligible Options that you have tendered.

After the deadline, you may not change your mind or get your exchanged Eligible Options back. Elections are final.

Remember that if your employment or membership on the Board of Directors is terminated before the Expiration Date, any election you make will be rejected and none of your Eligible Options will be eligible to be exchanged under the Stock Option Exchange Program.

We cannot provide you with any advice regarding your decision to participate. Your decision regarding exchanging your Eligible Options is a very personal one, and you will probably want to consider a variety of factors including your personal financial goals.

We do urge you to check with your financial and tax advisors before making your decision.


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Here are the key dates for the Stock Option Exchange Program.

December 5, 2001 is the scheduled Expiration Date. It is the last day for you to submit your Election Form to accept the Offer and tender your Eligible Options or reject the Offer and revoke your previous tender of Eligible Options. Again, if you do not wish to participate in the Offer, you do not need to submit an Election Form.

December 6, 2001 is the scheduled Award Date. This is the date that we will grant the Stock Bonuses. If you receive a Stock Bonus, the common stock underlying the Stock Bonus will be deposited into your Salomon Smith Barney ACCESS account within seven days of the Award Date.

This letter has been a brief overview of the program. More information is available on the Option Exchange website at www.terayon.com/login.html.

Again, included on the website are questions and answers that are most commonly asked in a program like this. If you have additional questions, you can submit them by going to the email page contained on this website or by emailing the questions to stockoptions@terayon.com. We will review the questions at least weekly and provide answers by way of update to the Q&A page on the website or by responding to your email. Do no submit the questions directly to my email box or to Stock Administration; doing so will only delay responses.

Thank you for taking the time to read this letter.


[signature of Zaki Rakib]

Zaki Rakib
Chief Executive Officer